UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                         SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number  001-32584

                             National Lampoon, Inc.
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         (Exact name of Issuer as specified in its charter, and name of
              Exchange where security is listed and/or registered)

                  8228 Sunset Blvd., LA, CA 90046, 310-474-5252
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    (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

                         Common Stock, $0.0001 par value
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                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_|      17 CFR240.12d2-2(a)(1)

|_|      17 CFR240.12d2-2(a)(2)

|_|      17 CFR240.12d2-2(a)(3)

|_|      17 CFR240.12d2-2(a)(4)


|_| Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

|X| Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, National Lampoon, Inc. (Name of the Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


      1/23/09           By:    Timothy S. Durham               President & CEO
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        Date                         Name                           Title

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(1)  Form  25 and  attached  Notice  will  be  considered  compliance  with  the provisions of 17CFR240.19d-1 as applicable. See General Instructions.


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